

April 9, 2012

<u>Via E-mail</u>
Mr. Roderick L. Danielson
President, Chief Executive Officer and Director
Summer Energy Holdings, Inc.
800 Bering Drive, Suite 260
Houston, TX 77057

>   **Re:**   **Summer Energy Holdings, Inc.**
>   **Form 8-K Item 4.01**
>   **Filed April 6, 2012**
>   **File No. 1-35496**

Dear Mr. Danielson:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

1. We note the cover of the filing indicates its File Number is 333-144620. However, the File Number in Edgar is 1-35496. Please revise accordingly.

2. You state in the first paragraph "Madsen's audit reports on the financial statements for the Company's past two years contained no adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, other than a going concern qualification." Please revise to specifically disclose the two years referred to in this statement.

3. You state in the second paragraph "The Company and Madsen did not have any disagreements (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with regard to any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure for the audited financials for the last two fiscal years, which disagreements, if not resolved to the satisfaction of Madsen, would have caused it to make reference to the subject matter of the disagreements in connection with its reports." Please revise, if true, to state the foregoing

was for the last two fiscal years through the date of dismissal. Refer to Item 304(a)(1)(iv) of Regulation S-K.

4. To the extent that you make changes to the Form 8-K/A to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3743 if you have questions regarding these comments.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant